Guggenheim Funds Distributors, LLC
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

                                 March 19, 2012



Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                  Re: Guggenheim Defined Portfolios, Series 880
                               File No. 333-179474

Ladies/Gentlemen:

         The undersigned, Guggenheim Defined Portfolios, Series 880 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 22, 2012 or as soon thereafter as possible.

                                                               Very truly yours,

                                       Guggenheim Defined Portfolios, Series 880

                                          By: Guggenheim Funds Distributors, LLC


                                                          By: /S/ Kevin Robinson
                                                                  --------------
                                                                  Kevin Robinson
                                               Senior Managing Director, General
                                                           Counsel and Secretary